U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


                                                  ----------------------------
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                                                  OMB Number  3235-0287
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FORM 4                                            hours per response....0.5
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|_| Check this box if no longer       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    subject to Section 16.              Section 17(a) of the Public Utility Holding Company Act of 1935 or
    Form 4 or Form 5                            Section 30(h) of the Investment Company Act of 1940
    obligations may continue.
    See Instruction 1(b).

(Print or Type Responses)
----------------------------------------------------------------------------------------------------------------------------------
1. Name and Address              2.  Issuer Name and Ticker or                                 6.  Relationship of Reporting
   of Reporting Person*              Trading Symbol                                                Person(s) to Issuer
                                                                                                   (Check all applicable)
MatlinPatterson LLC(1)               Personnel Group of America,
                                     Inc. (PGA)
----------------------------       ---------------------------------                           X(c)  Director          X   10% Owner
(Last)    (First)   (Middle)      3. I.R.S. Identification Number of                           ----                   ---
                                     Reporting Person, if an entity     4.  Statement for           Officer (give          Other
                                     (Voluntary)                            Month/Day/Year     ---- title below)      ---  (specify
                                                                            4/14/03                                        below)
                                                                        --------------------
                                                                        5.  If Amendment,
        520 Madison Avenue                                                  Date of Original
-----------------------------------                                         (Month/Day/Year)  --------------------------------------
           (Street)
                                                                                              7.  Individual or Joint/Group Filing
New York,  NY         10022                                                                       (Check Applicable Line)
-----------------------------------
(City)     (State)    (Zip)                                                                           Form filed by One
                                                                                                  --- Reporting Person
                                                                                                   X  Form filed by More than
                                                                                                  --- one Reporting Person
----------------------------------------------------------------------------------------------------------------------------------

                                         Table I -- Non-Derivative Securities Acquired,
                                               Disposed of, or Beneficially Owned
----------------------------------------------------------------------------------------------------------------------------------

 1. Title of Security  2. Trans-  2A. Deemed      3. Trans-   4. Securities Acquired (A)  5. Amount of      6. Owner-   7. Nature
    (Instr. 3)            action      Execution      action      or Disposed of (D)          Securities        ship        of In-
                          Date        Date, if       Code        (Instr. 3, 4 and 5)         Beneficially      Form:       direct
                                      any            (Instr.                                 Owned             Direct      Bene-
                                                      8)                                     Following         (D) or      ficial
                                                                                             Reported          Indirect    Owner-
                                                                                             Transaction(s)    (I)         Ship


                         (Month/     (Month/
                          Day/        Day/        --------------------------------------
                          Year)       Year)       Code    V    Amount  (A) or    Price     (Instr.3 and 4)    (Instr.4)  (Instr.4)
                                                                        (D)
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              4/14/03                  J           5,779,952   A      (a)       5,779,952(2)         I(2)        (2)
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              4/14/03                  J           2,889,976   A      (a)       2,889,976(3)         I(3)        (3)
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              4/14/03                  J           2,889,976   A      (a)       2,889,976(4)         I(4)        (4)
----------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                           1 of 12


Form 4 (continued)                         Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                   (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------------------------------------------------------------
1. Title  2. Con- 3. Trans- 3A. Deemed  4. Trans- 5. Number   6. Date        7. Title     8. Price  9. Num-  10. Owner- 11. Na-
   of        ver-    action     Execu-     action    of          Exer-          and          of        ber       ship       ture
   Deriv-    sion    Date       tion       Code      Deriv-      cis-           Amount       Deriv-    of        Form       of In-
   ative     or                 Date, if   (Instr.   ative       able           of           ative     De-       of         direct
   Secur-    Exer-   (Month/    any        8)        Securi-     and            Under-       Secu-     riva-     Deriv-     Bene-
   ity       cise    Day/                            ties        Expira-        lying        rity      tive      ative      ficial
   (Instr.   Price   Year)      (Month/              Ac-         tion           Securi-      (Instr.   Se-       Secu-      Own-
   3)        of                 Day/                 quired      Date           ties         5)        curi-     rity:      ership
             Deriv-             Year)                (A) or      (Month/        (Instr.                ties      Direct     (Instr.
             ative                                   Dis-        Day/           3 and                  Bene-     (D) or     4)
             Secu-                                   posed       Year)          4)                     fi-       Indi-
             rity                                    of                                                cial-     rect
                                                     (D)                                               ly        (I)
                                                     (Instr.                                           Owned     (Instr.
                                                     3, 4                                              Fol-      4)
                                                     and 5)                                            lowing
                                                                                                       Re-
                                                                                                       ported
                                                                                                       Trans-
                                                                                                       action(s)
                                                                                                       (Instr.
                                                                                                       4)
                                                                ----------------------------
                                                                                     Amount
                                                                Date   Ex-           or
                                                                Exer-  pira-         Number
                                                                cisa-  tion          of
                                                                ble    Date   Title  Shares
                                     ----------------------    ----------------------------
                                     Code  V  (A)  (D)
-----------------------------------------------------------------------------------------------------------------------------------
5-3/4%
Converti-                                                                     Common
ble Subor-                                                                    Stock,
dinated                                                          At           $.01
Notes due                                                        any          par
July 2004   $17.8125  4/14/03         J             $30,268,500  time  7/1/04 value  1,699,284.21 (a)      0         I(5)      (5)
-----------------------------------------------------------------------------------------------------------------------------------
5-3/4%
Converti-                                                                     Common
ble Subor-                                                                    Stock,
dinated                                                          At           $.01
Notes due                                                        any          par
July 2004   $17.8125  4/14/03         J             $15,134,250  time  7/1/04 value    849,642.11 (a)      0         I(3)      (3)
-----------------------------------------------------------------------------------------------------------------------------------
5-3/4%
Converti-                                                                     Common
ble Subor-                                                                    Stock,
dinated                                                          At           $.01
Notes due                                                        any          par
July 2004   $17.8125  4/14/03         J             $15,134,250  time  7/1/04 value    849,642.11 (a)      0         I(4)      (4)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 At
                                                                 any
                                                                 time
                                                                 fol-
                                                                 lowing
Series B                                                         share-
Converti-   One share                                            holder
ble Par-    of Series                                            ap-
ticipating  B Conver-                                            proval
Preferred   tible Par-                                           of an
Stock       ticipating                                           in-
            Preferred                                            crease
            Stock is                                             in the
            converti-                                            amount       Common
            ble into                                             of au-       Stock,
            100 shares                                           thorized     $.01
            of Common                                            common       par
            Stock     4/14/03         J     288,283              stock        value     28,828,300 (a)     288,283   I(6)      (6)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 At
                                                                 any
                                                                 time
                                                                 fol-
                                                                 lowing
Series B                                                         share-
Converti-   One share                                            holder
ble Par-    of Series                                            ap-
ticipating  B Conver-                                            proval
Preferred   tible Par-                                           of an
Stock       ticipating                                           in-
            Preferred                                            crease
            Stock is                                             in the
            converti-                                            amount       Common
            ble into                                             of au-       Stock,
            100 shares                                           thorized     $.01
            of Common                                            common       par
            Stock     4/14/03         J     144,142              stock        value     14,414,200 (a)     144,142   I(3)      (3)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            2 of 12



Form 4 (continued)                         Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                   (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------------------------------------------------------------
1. Title  2. Con- 3. Trans- 3A. Deemed  4. Trans- 5. Number   6. Date        7. Title     8. Price  9. Num-  10. Owner- 11. Na-
   of        ver-    action     Execu-     action    of          Exer-          and          of        ber       ship       ture
   Deriv-    sion    Date       tion       Code      Deriv-      cis-           Amount       Deriv-    of        Form       of In-
   ative     or                 Date, if   (Instr.   ative       able           of           ative     De-       of         direct
   Secur-    Exer-   (Month/    any        8)        Securi-     and            Under-       Secu-     riva-     Deriv-     Bene-
   ity       cise    Day/                            ties        Expira-        lying        rity      tive      ative      ficial
   (Instr.   Price   Year)      (Month/              Ac-         tion           Securi-      (Instr.   Se-       Secu-      Own-
   3)        of                 Day/                 quired      Date           ties         5)        curi-     rity:      ership
             Deriv-             Year)                (A) or      (Month/        (Instr.                ties      Direct     (Instr.
             ative                                   Dis-        Day/           3 and                  Bene-     (D) or     4)
             Secu-                                   posed       Year)          4)                     fi-       Indi-
             rity                                    of                                                cial-     rect
                                                     (D)                                               ly        (I)
                                                     (Instr.                                           Owned     (Instr.
                                                     3, 4                                              Fol-      4)
                                                     and 5)                                            lowing
                                                                                                       Re-
                                                                                                       ported
                                                                                                       Trans-
                                                                                                       action(s)
                                                                                                       (Instr.
                                                                                                       4)
                                                                ----------------------------
                                                                                     Amount
                                                                Date   Ex-           or
                                                                Exer-  pira-         Number
                                                                cisa-  tion          of
                                                                ble    Date   Title  Shares
                                     ----------------------    ----------------------------
                                     Code  V  (A)      (D)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 At
                                                                 any
                                                                 time
                                                                 fol-
            One share                                            lowing
            of Series                                            share-
Series B    B Conver-                                            holder
Converti-   tible Par-                                           approval
ble Parti   ticipating                                           of an
cipating    Preferred                                            increase
Preferred   Stock is                                             in the
Stock       converti-                                            amount       Common
            ble into                                             of au-       Stock,
            100 shares                                           thorized     $.01
            of Common                                            common       par
            Stock     4/14/03         J          144,142         stock        value    14,414,200 (a)   144,142      I(4)      (4)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              Common
                                                                              Stock,
                                                                 At           $.01
Warrant                                                          any          par
Shares      $.3121    4/14/03         J     1,954,235.50         time         value   1,954,235.50 (b) 1,954,235.50   I(7)     (7)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              Common
                                                                              Stock,
                                                                 At           $.01
Warrant                                                          any          par
Shares      $.3121    4/14/03         J     1,058,709.50         time         value   1,058,709.50 (b) 1,058,709.50   I(3)      (3)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              Common
                                                                              Stock,
                                                                 At           $.01
Warrant                                                          any          par
Shares      $.3121    4/14/03         J     1,072,349.50         time         value   1,072,349.50 (b) 1,072,349.50   I(4)      (4)
-----------------------------------------------------------------------------------------------------------------------------------
  Intentional misstatements or omissions of facts constitute Federal Criminal Violations
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                       /s/ Mark R. Patterson                          April 18, 2003
                                                                      -------------------------------------------     --------------
                                                                      **As Member for MatlinPatterson LLC                 Date



                                                                       /s/ Mark R. Patterson                          April 18, 2003
                                                                      -------------------------------------------     --------------
                                                                      **As Director of MatlinPatterson Global              Date
                                                                      Partners LLC, general partner for
                                                                      MatlinPatterson Global Opportunities
                                                                      Partners L.P.



                                                                       /s/ Mark R. Patterson                          April 18, 2003
                                                                      -------------------------------------------     --------------
                                                                      **As Director of MatlinPatterson Global               Date
                                                                      Partners LLC, general partner for
                                                                      MatlinPatterson Global Opportunities
                                                                      Partners B L.P.
                                                                                                                        Page 3 of 12


                                                                       /s/ Mark R. Patterson                          April 18, 2003
                                                                      -------------------------------------------     --------------
                                                                      **As Chairman for MatlinPatterson Asset              Date
                                                                      Management LLC



                                                                       /s/ Mark R. Patterson                          April 18, 2003
                                                                      -------------------------------------------     --------------
                                                                      **As Director of MatlinPatterson Global              Date
                                                                      Partners LLC, general partner for
                                                                      MatlinPatterson Global Opportunities
                                                                      Partners (Bermuda) L.P.



                                                                       /s/ Mark R. Patterson                          April 18, 2003
                                                                      -------------------------------------------     --------------
                                                                      **As Director for MatlinPatterson Global             Date
                                                                      Advisors LLC


                                                                       /s/ Arthur Coady                               April 18, 2003
                                                                      -------------------------------------------     --------------
                                                                      **As President of Coryton Management Ltd.,           Date
                                                                      general partner for Links Partners, L.P.


                                                                       /s/ Arthur Coady                               April 18, 2003
                                                                      -------------------------------------------     --------------
                                                                      **As President of Coryton Management Ltd.,           Date
                                                                      general partner for Links Partners, L.P.



                                                                       /s/ Arthur Coady                               April 18, 2003
                                                                      -------------------------------------------     --------------
                                                                      **As President of Coryton Management Ltd.            Date



                                                                       /s/ David J. Matlin                            April 18, 2003
                                                                      -------------------------------------------     --------------
                                                                      **In his individual capacity                         Date



                                                                       /s/ Mark R. Patterson                          April 18, 2003
                                                                      -------------------------------------------     --------------
                                                                      **In his individual capacity                         Date



                                                                       /s/ Arthur Coady                               April 18, 2003
                                                                      -------------------------------------------     --------------
                                                                      **In his individual capacity                         Date



                                                                       /s/ Elias Sabo                                 April 18, 2003
                                                                      -------------------------------------------     --------------
                                                                      **In his individual capacity                         Date

                                                                                                                        Page 4 of 12


                                                                       /s/ I. Joseph Massoud                          April 18, 2003
                                                                      -------------------------------------------     --------------
                                                                      **In his individual capacity                         Date


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                                                                        Page 5 of 12





Reporting Person:  MatlinPatterson LLC(1)

Issuer Name and Ticker Symbol: Personnel Group of America, Inc.(PGA)

Date of Event Requiring Statement:   4/14/03

Footnotes

(1) Please see attached Joint Filer Information. The Reporting Person is filing solely in its capacity as an indirect beneficial owner of securities.

(2) These securities are directly owned by MatlinPatterson Global
Opportunities Partners L.P. The reported shares include shares which may be deemed beneficially owned by MatlinPatterson Global Opportunities Partners
(Bermuda) L.P. and shares which may be deemed beneficially owned by MatlinPatterson Global Opportunities Partners B, L.P. as a result of the fact that MatlinPatterson Global Opportunities Partners (Bermuda) L.P. owns a 25.2% undivided interest and MatlinPatterson Global Opportunties Partners B, L.P.
owns a 2.4% undivided interest in and to the 5,779,952 shares of Common Stock of Personnel Group of America, Inc. owned by MatlinPatterson Global
Opportunities Partners L.P. MatlinPatterson Global Partners LLC ("Matlin
Partners") is the general partner of MatlinPatterson Global Opportunities
Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
and MatlinPatterson Global Opportunities Partners B, L.P. MatlinPatterson
Global Advisers LLC ("Matlin Advisors") is the investment advisor to MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global
Opportunities Partners (Bermuda) L.P. and MatlinPatterson Global Opportunities
Partners B, L.P. MatlinPatterson Asset Management LLC ("Matlin Asset
Management") is the mananging member of Matlin Partners and Matlin Advisors.
MatlinPatterson LLC ("MatlinPatterson") is the managing member of Matlin Asset
Management. David J. Matlin and Mark R. Patterson each own 50% of the membership interests of MatlinPatterson. Matlin Partners, MatlinPatterson
Global Opportunities L.P., MatlinPatterson Global Opportunities (Bermuda)
L.P., MatlinPatterson Global Opportunities Partners B, L.P., Matlin Asset
Management, Matlin Advisors, MatlinPatterson, David J. Matlin, Mark R.
Patterson, each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

(3) These securities are directly owned by Links Partners, L.P. Coryton
Management Ltd. is the general partner of Links Partners, L.P. Arthur Coady is the director and sole shareholder of Coryton Management Ltd. Elias Sabo and I.
Joseph Massoud are attorneys-in-fact for Links Partners, L.P., and have investment authority over securities held by Links Partners, L.P., with respect to the Common Stock, Series B Convertible Participating Preferred
Stock and Warrants. Links Partners, L.P., Arthur Coady, Elias Sabo and I.
Joseph Massoud each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

(4) These securities are directly owned by Inland Partners, L.P. Coryton
Management Ltd. is the general partner of Inland Partners, L.P. Arthur Coady is the director and sole shareholder of Coryton Management Ltd. Elias Sabo and
I. Joseph Massoud are attorneys-in-fact for Inland Partners, L.P., and have investment authority over securities held by Inland Partners, L.P., with respect to the Common Stock, Series B Convertible Participating Preferred
Stock and Warrants. Inland Partners, L.P., Arthur Coady, Elias Sabo and I.
Joseph Massoud each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

(5) These notes were directly owned by MatlinPatterson Global Opportunities
Partners L.P. The reported face amount of notes which may be deemed beneficially owned by MatlinPatterson Global Opportunities Partners (Bermuda)
L.P. and notes which may be deemed beneficially owned by MatlinPatterson
Global Opportunities Partners B, L.P. as a result of the fact that MatlinPatterson Global Opportunities Partners (Bermuda) L.P. owns a 25.2% undivided interest and MatlinPatterson Global Opportunties Partners B, L.P.
owns a 2.4% undivided interest in and to the $30,268,500 in face amount of notes of Personnel Group of America, Inc. owned by MatlinPatterson Global
Opportunities Partners L.P. Matlin Partners is the general partner of MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global
Opportunities Partners (Bermuda) L.P. and MatlinPatterson Global Opportunities
Partners B, L.P. Matlin Advisors is the investment advisor to MatlinPatterson
Global Opportunities Partners L.P., MatlinPatterson Global Opportunities
Partners (Bermuda) L.P. and MatlinPatterson Global Opportunities Partners B,
L.P. Matlin Asset Management is the mananging member of Matlin Partners and Matlin Advisors. MatlinPatterson LLC MatlinPatterson is the managing member of Matlin Asset Management. David J. Matlin and Mark R. Patterson each own 50% of the membership interests of MatlinPatterson. Matlin Partners, MatlinPatterson
Global Opportunities L.P., MatlinPatterson Global Opportunities (Bermuda)
L.P., MatlinPatterson Global Opportunities Partners B, L.P., Matlin Asset
Management, Matlin Advisors, MatlinPatterson, David J. Matlin, Mark R.
Patterson, each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.



(6) These securities are directly owned by MatlinPatterson Global Opportunities Partners L.P. The reported securities include securities which may be deemed beneficially owned by MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and securities which may be deemed beneficially owned by MatlinPatterson Global Opportunities Partners B, L.P. as a result of the fact that MatlinPatterson Global Opportunities Partners (Bermuda) L.P. owns a 25.2% undivided interest and MatlinPatterson Global Opportunties Partners B, L.P. owns a 2.4% undivided interest in and to the 288,283,000 shares of Common Stock of Personnel Group of America, Inc. owned by MatlinPatterson Global Opportunities Partners L.P. (as converted). Matlin Partners is the general partner of MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and MatlinPatterson Global Opportunities Partners B, L.P. Matlin Advisors is the investment advisor to MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and MatlinPatterson Global Opportunities Partners B, L.P. Matlin Asset Management is the mananging member of Matlin Partners and Matlin Advisors. MatlinPatterson is the managing member of Matlin Asset Management. David J. Matlin and Mark R. Patterson each own 50% of the membership interests of MatlinPatterson. Matlin Partners, MatlinPatterson Global Opportunities L.P., MatlinPatterson Global Opportunities (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B, L.P., Matlin Asset Management, Matlin Advisors, MatlinPatterson, David J. Matlin, Mark R. Patterson, each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

(7) These securities are directly owned by MatlinPatterson Global Opportunities Partners L.P. The reported securities include securities which may be deemed beneficially owned by MatlinPatterson Global Opportunities Partners (Bermuda) L.P and securities which may be beneficially owned by MatlinPatterson Global Opportunities Partners B, L.P. as a result of the fact that MatlinPatterson Global Opportunities Partners (Bermuda) L.P. owns a 25.2% undivided interest and MatlinPatterson Global Opportunties Partners B, L.P. owns a 2.4% undivided interest in and to the 4,085,295 shares of Common Stock of Personnel Group of America, Inc. owned by MatlinPatterson Global Opportunities Partners L.P. (as converted). Matlin Partners is the general partner of MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and MatlinPatterson Global Opportunities Partners B, L.P. MatlinPatterson Global Advisers LLC Matlin Advisors is the investment advisor to MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and MatlinPatterson Global Opportunities Partners B, L.P. Matlin Asset Management is the mananging member of Matlin Partners and Matlin Advisors. MatlinPatterson is the managing member of Matlin Asset Management. David J. Matlin and Mark R. Patterson each own 50% of the membership interests of MatlinPatterson. Matlin Partners, MatlinPatterson Global Opportunities L.P., MatlinPatterson Global Opportunities (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B, L.P., Matlin Asset Management, Matlin Advisors, MatlinPatterson, David J. Matlin, Mark R. Patterson, each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

(a) The shares of Common Stock and Series B Convertible Participating Preferred Stock were acquired pursuant to the following exchange: for each $1000 in principal amount of 5-3/4% Convertible Subordinated Notes due July 2004, exchanged, the Reporting Persons received (i) $28.75 in cash, (ii)
190.9560 shares of Common Stock and (iii) 9.5242 shares of Series B Convertible Participating Preferred Stock.

(b) The warrants were acquired in connection with the execution and performance of an agreement, dated as of April 14, 2003, between Personnel Group of America, Inc., certain of its subsidiaries, and certain lenders under Personnel Group of America Inc.'s Second Amended and Restated Credit Agreement (the "Credit Agreement"), dated as June 23, 1997, pursuant to which the warrants were issued, and (i) $10,300,000 of the outstanding principal on the loans under the Credit Agreement were forgiven which amount includes $2,163,000 that was owed to MatlinPatterson Global Opportunities L.P. ("Matlin Partners (Delaware)") and $1,081,500 that was owed to each of Links Partners, L.P. ("Links") and Inland Partners, L.P. ("Inland") and (ii) Personnel Group of America, Inc. prepaid $37,985,000 of the outstanding principal on such loans of which $7,976,850 was prepaid Matlin Partners (Delaware) and $3,988,425 was prepaid to each of the Links and Inland. On April 11, Matlin Partners (Delaware), Inland and Links each agreed to sell 50% of the debt under the issuers existing credit agreement held by Matlin Partners (Delaware), Inland and Links to a third person. Upon settlement of the trade, which is expected to occur in approximately 20 days, Matlin Partners (Delaware), Inland and Links will transfer the consideration they received with respect to the Credit Agreement relating to such traded debt, including 50% of the Warrants received by each of Matlin Partners (Delaware), Inland and Links. The reported securities do not include such securities.

(c) I. Joseph Massoud and Elias Sabo are directors of Personnel Group of America, Inc.

Reporting Person:  MatlinPatterson LLC(1)

Issuer Name and Ticker Symbol: Personnel Group of America, Inc. (PGA)

Date of Event Requiring Statement:   4/14/03

Joint Filer Information

Each of the following filers has designated MatlinPatterson LLC as the "Designated Filer" for purposes of the attached Form 4.

               (1)       MatlinPatterson Asset Management LLC
                         520 Madison Avenue
                         New York, New York  10022

               (2)       MatlinPatterson Global Opportunities Partners L.P.
                         520 Madison Avenue
                         New York, New York  10022

               (3)       MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
                         520 Madison Avenue
                         New York, New York  10022

               (4)       MatlinPatterson Global Opportunities Partners B, L.P.
                         520 Madison Avenue
                         New York, New York  10022

               (5)       MatlinPatterson Global Partners LLC
                         520 Madison Avenue
                         New York, New York 10022

               (6)       MatlinPatterson Global Advisers LLC
                         520 Madison Avenue
                         New York, New York 10022

                                                                   Page 8 of 12


               (7)       Links Partners, L.P.
                         61 Wilton Avenue
                         2nd Floor
                         Westport Connecticut 06880

               (8)       Inland Partners, L.P.
                         61 Wilton Avenue 2nd Floor
                         Westport Connecticut 06880

               (9)       Coryton Management Ltd.
                         61 Wilton Avenue
                         2nd Floor
                         Westport Connecticut 06880

               (10)      David J. Matlin
                         520 Madison Avenue
                         New York, New York 10022

               (11)      Mark R. Patterson
                         520 Madison Avenue
                         New York, New York 10022

               (12)      Arthur Coady
                         61 Wilton Avenue
                         2nd Floor
                         Westport Connecticut 06880

               (13)      Elias Sabo
                         61 Wilton Avenue
                         2nd Floor
                         Westport Connecticut 06880

               (14)      I. Joseph Massoud
                         61 Wilton Avenue
                         2nd Floor
                         Westport Connecticut 06880

Date:    April 18, 2003                                                        MATLINPATTERSON ASSET MANAGEMENT LLC

                                                                                     By:     /s/ Mark R. Patterson
                                                                                            ----------------------------------------
                                                                                            Name:   Mark R. Patterson
                                                                                            Title:  Chairman


Date:    April 18, 2003                                                        MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS L.P.

                                                                                     By:    MatlinPatterson Global Partners LLC
                                                                                            as general partner

                                                                                     By:     /s/ Mark R. Patterson
                                                                                            ----------------------------------------
                                                                                            Name:   Mark R. Patterson
                                                                                            Title:  Director

Date:    April 18, 2003                                                        MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS
                                                                                (BERMUDA) L.P.

                                                                                     By:    MatlinPatterson Global Partners LLC
                                                                                            as general partner

                                                                                     By:     /s/ Mark R. Patterson
                                                                                            ----------------------------------------
                                                                                            Name:   Mark R. Patterson
                                                                                            Title:  Director



Date:    April 18, 2003                                                        MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS B, L.P.

                                                                                     By:    MatlinPatterson Global Partners LLC
                                                                                            as general partner

                                                                                     By:     /s/ Mark R. Patterson
                                                                                            ----------------------------------------
                                                                                            Name:   Mark R. Patterson
                                                                                            Title:  Director



Date:    April 18, 2003                                                        MATLINPATTERSON GLOBAL PARTNERS LLC

                                                                                     By:     /s/ Mark R. Patterson
                                                                                            ----------------------------------------
                                                                                            Name:   Mark R. Patterson
                                                                                            Title:  Director
                                                                                                                      Page 10 of 12

Date:    April 18, 2003                                                        MATLINPATTERSON GLOBAL ADVISERS LLC

                                                                                     By:     /s/ Mark R. Patterson
                                                                                            ----------------------------------------
                                                                                            Name:   Mark R. Patterson
                                                                                            Title:  Chairman


Date:    April 18, 2003                                                        LINKS PARTNERS, L.P.

                                                                                     By:    Coryton Management Ltd.
                                                                                            as general partner

                                                                                     By:     /s/ Arthur Coady
                                                                                            ----------------------------------------
                                                                                            Name:   Arthur Coady
                                                                                            Title:  President



Date:    April 18, 2003                                                        INLAND PARTNERS, L.P.

                                                                                     By:    Coryton Management Ltd.
                                                                                            as general partner

                                                                                     By:     /s/ Arthur Coady
                                                                                            ----------------------------------------
                                                                                            Name:   Arthur Coady
                                                                                            Title:  President



Date:    April 18, 2003                                                        CORYTON MANAGEMENT LTD.

                                                                                     By:     /s/ Arthur Coady
                                                                                            ----------------------------------------
                                                                                            Name:   Arthur Coady
                                                                                            Title:  President



Date:    April 18, 2003                                                        DAVID J. MATLIN

                                                                                     By:     /s/ David J. Matlin
                                                                                            ----------------------------------------
                                                                                            Name:   David J. Matlin


                                                                                                                       Page 11 of 12


Date:    April 18, 2003                                                        MARK R. PATTERSON

                                                                                     By:     /s/ Mark R. Patterson
                                                                                            ----------------------------------------
                                                                                            Name:   Mark R. Patterson



Date:    April 18, 2003                                                        ARTHUR COADY

                                                                                     By:     /s/ Arthur Coady
                                                                                            ----------------------------------------
                                                                                            Name:   Arthur Coady



Date:    April 18, 2003                                                        ELIAS SABO

                                                                                     By:     /s/ Elias Sabo
                                                                                            ----------------------------------------
                                                                                            Name:   Elias Sabo



Date:    April 18, 2003                                                        I. JOSEPH MASSOUD

                                                                                     By:     /s/ I. Joseph Massoud
                                                                                            ----------------------------------------
                                                                                            Name:   I. Joseph Massoud

                                                                                                                   Page 12 of 12